Exhibit 23.1

CONSENT OF ERNST & YOUNG LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Verenium Corporation (formerly Diversa Corporation) for the registration of up to $150,000,000 of Verenium Corporation’s common stock, preferred stock, warrants and debt securities and to the incorporation by reference therein of our reports dated March 14, 2007, with respect to the consolidated financial statements of Verenium Corporation, Verenium Corporation management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Verenium Corporation, included in its Annual Report (Form 10-K/A) for the year ended December 31, 2006, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Diego, California

November 9, 2007